EXHIBIT 12.1

TECH DATA CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended October 31,				Fiscal Year Ended January 31,
	Proforma 2006		2006	2005	Proforma 2006	2006	2005	2004	2003	2002
	$ in thousands
Fixed Charges
Interest Expense	$22,209		$27,226	$20,973	$24,122	$31,422	$28,473	$23,217	$35,433	$66,733
Interest Within Rental Expense	12,823		12,823	12,943	17,111	17,111	17,005	16,205	14,766	16,019

Total Fixed Charges	$35,032		$40,049	$33,916	$41,233	$48,533	$45,478	$39,422	$50,199	$82,752

Earnings (Loss)
Income (Loss) Before Taxes and Discontinued Operations, As Reported	$91,967		$(96,984)	$87,234	$138,670	$131,980	$211,647	$154,228	$(132,690)	$167,840
Plus Fixed Charges	35,032		40,049	33,916	41,233	48,533	45,478	39,422	50,199	82,752

	$56,935		$(56,935)	$121,150	$179,903	$180,513	$257,125	$193,650	$(82,491)	$250,592

Ratio of Earnings to Fixed Charges	—	(1)	— (2)	3.57	4.36	3.72	5.65	4.91	— (3)	3.03

(1)	For the nine months ended October 31, 2006, proforma earnings would have been insufficient to cover fixed charges by $92.0 million.
(2)	For the nine months ended October 31, 2006, earnings were insufficient to cover fixed charges by $97.0 million.
(3)	For the fiscal year ended January 31, 2003, earnings were insufficient to cover fixed charges by $132.7 million.

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